Follow-Up Materials

06011750

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lindsey Morden Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 1 2006
THOMSON FINANCIAL

FILE NO. 82- 5143 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/20/06

LINDSEY MORDEN GROUP INC.
2005 ANNUAL REPORT



Company Overview

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management. Our global network of more than 3,600 professionals strategically located in 289 branches throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.

Our core service is resolving insurance claims rapidly, fairly and cost-effectively for our customers. We typically work for insurance companies, syndicates and organizations with significant risk retention. We operate worldwide programs for international corporations, in addition to handling individual assignments. Wherever an insurance loss occurs, regardless of its type or severity, our response is swift and seamless, and tailored to the requirements of our customers. Our services are based on strong technical skills, constantly evolving methodologies and technology and, above all, customer service.

Beyond our core service, we provide engineering consultancy, risk management, risk surveys, environmental remediation, valuations and related services. We also provide catastrophe response, rapidly deploying qualified staff when and wherever they are needed.



Responding to our customers' needs, is what we are all about! The link represents the strength and flexibility of Lindsey Morden Group who provide loss adjusting and claims management services around the world. And the link connects us with our business partners: we are part of your service, delivering your promises.

Financial Highlights

(in $000s except as otherwise indicated)

For the years ended December 31	**2005**	2004	2003	2002	2001
Revenue	**432,176**	423,891	407,136	421,460	386,946
Operating earnings [(1)]	**30,449**	24,040	20,647	27,860	19,409
Net earnings (loss) from continuing operations	**11,078**	1,516	4,632	(10,588)	(1,647)
Net earnings (loss)	**8,726**	(20,765)	(29,955)	(17,485)	(5,839)
Total assets	**377,555**	428,255	435,430	465,145	458,812
Net debt [(2)]	**189,033**	204,616	149,767	181,236	178,535
Shareholders' equity	**77,355**	68,155	92,068	145,633	144,488
Weighted average shares (000)	**16,579**	13,837	13,731	13,696	14,301
Net earnings (loss) per share from continuing operations	**0.67**	0.11	0.34	(0.77)	(0.12)
Net earnings (loss) per share	**0.53**	(1.50)	(2.18)	(1.28)	(0.41)
Net debt-to-equity ratio	**2.44**	3.00	1.63	1.24	1.24
Book value per share	**3.50**	4.77	6.44	10.18	10.10

(1) Operating earnings (loss) is defined as revenues from continuing operations less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

(2) Net debt is defined as total long-term debt, bank indebtedness, promissory notes and other loans less cash and temporary investments.

Number of Employees


International 514
Europe 416
Canada 447
United States 362
United Kingdom 1,888

Number of Branches


United States 105
Canada 80
Europe 30
United Kingdom 27
International 47

Contents

Letter to Shareholders

What a difference a year makes! Our net earnings for 2005 from continuing operations are $11.1 million and $8.7 million after discontinued operations. This represents an improvement of $9.6 million over 2004 continuing operations and $29.5 million over 2004 net earnings after discontinued operations. Our strong operating performance, coupled with the successful rights offering has allowed us to shift our focus to profitable growth.

I continue to be impressed by the quality and dedication of our staff. Throughout the organization, we have knowledgeable specialists who are leaders in their field, innovators looking for new ways to serve our clients, managers with an unrelenting bottom line focus and staff with a wide variety of backgrounds, all with a common sense of purpose, namely that of putting clients first!

Our future must be built on thriving employees, delighted customers, state-of-the-art IT solutions, leveraging knowledge and best practices across the group and a strong financial position. We call these "The five pillars of prosperity". It is no easy task, but I believe we are well equipped to take on this challenge! Let me show you what I mean.

Cunningham Lindsey United States grew its non-hurricane revenue base in a declining market and delivered a much improved result. They accomplished this by exceeding clients' expectations, investing in new technology, locations and services, continuous focus on unprofitable activity, attracting, what we consider, the best talent in the industry and improving the work environment for the staff. David Repinski and his team have built a solid basis for growth.

Cunningham Lindsey Canada's earnings were hampered by investments in ENVIRONMENTAL SOLUTIONS™ Remediation Services (ESRS) and restructuring costs, but they ended the year with a positive revenue trend. Mid-year we decided to separate ESRS from loss adjusting and claims services. This separation allowed us a better focus on each division and a clear identity in the market. Since then we have completed our expansion of ESRS to cover all of Canada and strengthened the management team of that division, received very positive feedback from the market, as it relates to our renewed focus on claims services, attracted new talent to the claims services team, invested in new technology and adopted a continuous focus on improving unprofitable activity. Rob Seal and Bert Wood and their teams are well prepared for future challenges.

Cunningham Lindsey United Kingdom delivered outstanding earnings and strengthened its client base in all major product lines. CL UK is clearly a leader in its field, as evidenced by winning two prestigious industry awards: The Insurance Times' "Loss Adjuster of the Year" and The British Insurance Award for 2005 "Loss Adjusting Initiative of the Year". Last year, I labeled Gerry Loughney and Phil McNeilage and their team "The team to beat!", and they certainly were challenged as five of their top ten customers completed thorough reviews of their business relationship. The outcomes were all successful and our team even managed to establish several new opportunities. The level of professionalism and dedication to excellence demonstrated by CL UK is second to none.

Cunningham Lindsey International also delivered outstanding earnings, which could only be realized by individuals going beyond the call of duty. The 2004 hurricane season caused significant damages in the Caribbean, requiring an extraordinary response from CL INT specialty adjusters to meet the market demands. The 2005 hurricane season again caused significant damages, but this time in Mexico and the United States. Much of the 2005 hurricane work remains ongoing. In April 2005, we acquired AXIS, NY, a specialty adjuster with a strong reputation for quality, which allowed CL INT to further expand its presence in the U.S. market. CL INT's India activities also continue to expand successfully. Jim Grant and his team have done it again!

Cunningham Lindsey Europe had a difficult year and ultimately delivered an unsatisfactory result. The year was dominated by restructuring efforts in the Netherlands, which have now been concluded. We transformed the organization from five small companies into one larger entity with a service center capable of handling a wider range of services. The market response to these changes has been positive. Operating earnings were also hampered by the divestment of CL TES, an automotive division, to an important client, although the sale generated after-tax earnings of $2.9 million. Pim Polak Schoute and Gerard Böttcher and their team have strengthened each of their five pillars of prosperity this year.

Letter to Shareholders

At the upcoming Annual General Meeting, we are proposing to change our name from "Lindsey Morden Group Inc./Groupe Lindsey Morden Inc." to "Cunningham Lindsey Group Inc./Groupe Cunningham Lindsey Inc." in order to more closely align our corporate identity with the common banner used by our operating subsidiaries.

Although our financial position has improved with positive earnings and the completion of our rights offering, generating $32.2 million in net proceeds, we are still in need of further strengthening. The current loan agreement with Brookfield Asset Management for $72.8 million has served us well, but expires on March 31, 2006. We are currently seeking a replacement for this arrangement at more favorable terms, with the support from our majority shareholder, Fairfax Financial Holdings Inc., and expect to announce more details shortly.

We have established a seven-point plan for 2006:

- Further strengthen our financial position
- Solidify the improvements to our operating earnings ratio
- Provide a great place to work
- Promote services with global reach
- Become tax and cash efficient
- Increase non-weather related services
- Expand global network

Behind this plan will be a clear focus on our five pillars of prosperity.

Jan Christiansen
President and Chief Executive Officer

Operations Overview

Cunningham Lindsey United Kingdom

Gerry Loughney, Chief Executive

Cunningham Lindsey UK is one of the largest claims management and loss adjusting companies in the UK and Ireland.

The last year proved to be very successful for Cunningham Lindsey UK, both financially and operationally. We grew revenues and profits before tax significantly, but we also strengthened our client base.

We had an ambitious plan to improve our operational efficiency and broaden our range of services. Our continuous review of our management and operational structure resulted in identifying a number of opportunities to streamline and achieve operational efficiencies. This improved both our competitiveness and provided our clients with better value.

The year started with a major operational challenge as we acted to help customers affected by the floodwaters that entered the city of Carlisle. We not only demonstrated our speed and flexibility, but also our ability to manage customer service issues over an extended period of rebuilding. In addition to positive feedback from the community, we also won The Insurance Times Loss Adjuster of the Year Award.

During 2005, we were faced with a number of our key clients undertaking a review of their claims handling requirements. We responded to each test of our capability and competence with a confidence that extended across all product lines. As a result, we successfully retained our position with five of our top 10 customers in the face of stiff competition from niche and major players alike. We also secured new business wins from both existing clients, as well as more specialist markets.



The U.K.'s premier claims management business with over 1700 employees providing nationwide coverage. In July we won another industry award for our FraudLine service, an active and very public market response to antisocial behaviour.

In 2005 we launched Corpore, our injury management and rehabilitation business, which was formed as a joint venture with an Australian company, Konekt. Corpore represents another opportunity for us to diversify and apply our skills to the development of a service, which we expect will broaden our range and our client base.

Cunningham Lindsey UK also responded in 2005 to the market's requirements for more effective antifraud measures. We improved our Conversation Management offering and demonstrated the ability to proactively identify fraudulent claims and provide our clients with an effective defence against fraud. In July we won another industry award for our FraudLine service, an active and very public market response to antisocial behaviour.

Much of what we achieved in the year was due to the strength of our staff. We put in place a rigorous training program to further develop our highly skilled workforce. Our staff performance has also been enhanced by a strong and resilient IT system that we upgraded on a rolling basis throughout the year.

Technology applied to our processes helped us to reduce our own costs and those of our clients. We also enjoyed significant benefits from applying procurement skills to reducing our cost base. Our own supply chain has delivered savings in areas as diverse as car fleet management and staff healthcare provision.

Our structure needed to alter to allow us to respond to the market and to take advantage of specific areas of focus. In 2005, we realigned our field expertise into Loss Adjusting Services and created national structures for liability and fraud investigations. Our Claims Management Services division was consolidated and Project Management Services altered their structure to address the four distinct areas of their business.

We concluded 2005 having surpassed the goals we had set ourselves and receiving plaudits from clients for the way we reacted to the Buncefield oil depot incident, the largest fire in peace time Europe.

Our market leading position has been consolidated throughout the year and we have plans in place to enhance our services and further develop our offerings as we enter 2006.

Operations Overview

Cunningham Lindsey Canada Limited

Rob Seal, President, Claim Services

In today's competitive independent adjusting marketplace, Cunningham Lindsey Canada has distinguished itself by listening to the needs and requirements of our clients, and by delivering exceptional customer service.

With a history that hails back to 1923, we are one of Canada's leading independent adjusting companies. As a broad-based claims management company, our 80 branches offer coverage from coast to coast and our professionals pride themselves on quickly responding to our customers' needs with quality service.

In 2005, CL Canada successfully adapted to the changing needs of the marketplace and our clients. Since the mid-year separation of ESRS from loss adjusting and claims services, and a repositioning of our services, we have bolstered our position in the marketplace as a leading adjusting company for both talented professionals and clients seeking timely response to their claims. Our national network has grown through the acquisition of talent and we aim to continue this focus throughout the coming year.



Cunningham Lindsey Canada has served its industry since 1923 and employs 447 professionals throughout 80 branch offices. CL Canada offers call centre services through our ECHO Intake Solutions customer response center.

During 2005 we became the exclusive supplier of Catastrophe (CAT) services to a major property & casualty client in the Canadian marketplace. This past year produced a series of catastrophe work that affected southern Alberta and densely populated regions in Ontario. We were able to respond within hours with trained personnel to address our clients' needs. One of our key focuses in 2006 is to expand the core group of adjusters supporting this essential service and work with other insurers on their CAT programs.

Another goal for 2006 is one that we share with Cunningham Lindsey U.S. called "back to basics". This goal gives the North American operations a renewed focus on the traditional loss adjusting business and niches within that business. We intend to increase the amount of specialty services work that we perform in areas such as transportation services, commercial risk and claims management services.

We have recognized that to be heard among the competitive noise in traditional loss adjusting services, CL Canada needs to provide superior quality and service. As a result we have launched our ServiceFirst division and campaign. Developed in 2005, the goal of this initiative is to offer measurable service levels and to then improve these levels to meet and exceed both corporate and client expectations. ServiceFirst ensures the best possible claims turn around and quality at competitive prices. Feedback from our clients and internally has validated that this program is meeting expectations and increasing our service levels to even higher standards.

Cunningham Lindsey Canada offers call centre services through our ECHO Intake Solutions customer response center. ECHO services North American insurers and self-insureds in Canada with around the clock claims response, and provides catastrophe response and Workers' Compensation first report in the U.S. In 2006, we plan to concentrate on sales for ECHO Call Centre throughout the U.S. to address the market for after hours, regular hours and Workers' Compensation first report contact services. With state-of-the-art technology and a call centre staffed by experienced and knowledgeable staff, we believe we are well positioned to improve our share of this growing market.

Cunningham Lindsey Canada Limited
ENVIRONMENTAL SOLUTIONS™ Remediation Services

Bert Wood, President

ENVIRONMENTAL SOLUTIONS™ Remediation Services (ESRS) provides general contracting services for events impacting air, land and water resources. We help our clients deal with these increasingly complex environmental issues, allowing them to focus on their core competencies. To our customers, we provide environmental due diligence, damage mitigation, cost containment, expert advice and communication, and most importantly, we help avoid hidden liabilities. Our customers have come to rely on our unique business model—part science, part general contractor—to solve their environmental problems.

"Pollution" and "environment" have become part of our daily vocabulary. Throughout the world, governments continue to enact new legislation that puts additional burdens on the ways in which businesses operate, and how individuals live their lives. In most jurisdictions, non-compliance with environmental laws or regulations can mean large fines or even imprisonment.

Our roots are with the insurance industry. As a division of Cunningham Lindsey Canada Limited, we work with insurers, independent adjusters and private companies. Our employees are dedicated, well trained, and highly educated. We have a number of Ph.D's and P.Eng's on staff who provide very specialized services.



With a nation-wide presence of over 47 employees in 9 offices across Canada, ESRS provides general contracting services for events impacting air, land and water resources.

In 2005, ESRS completed a major expansion of business operations opening new offices in Calgary, Alberta and Abbotsford, British Columbia. In addition, we were asked to oversee a record number of U.S. based remediation projects. Our growth continues to be driven by our customers, who have asked for, and now have, a business partner with coast-to-coast coverage. From simple oil spills to highly complex habitat restorations, more and more new customers are discovering the benefits of dealing with ESRS.

Our goal is to not only complete the remediation project, but to deliver a final scientific document with verifiable assertions—the scientific proof that the remediation project's goals have been achieved according to instructions. ESRS is one of the few companies operating in North America today with this unique blend of services and it continues to attract new customers every day.

Recently, we began offering risk assessment services and now work with underwriters to help them better understand the risks associated with particular insureds. This is just another way that ESRS can offer a broad range of services to insurers and private companies.

Operations Overview

Cunningham Lindsey International Limited

Jim Grant, Chief Executive

Cunningham Lindsey International provides general loss adjusting services for international insurers and reinsurers in London, mainland Europe, the United States, and other key insurance centers around the world. We have a network of 47 offices in 32 countries, employing a mix of British expatriate and local staff. We also employ a network of carefully selected representatives in territories where we do not have our own offices.

We provide general adjusting services for local markets in various countries, as well as more technical services in specialist fields for the leading international insurance and reinsurance carriers. Our specialities include construction, engineering, energy, petrochemical, financial institutions and media losses. Additionally, Cunningham Lindsey International is one of the leading international catastrophe adjusters, having operated in various parts of the world for many years.

In 2005, Cunningham Lindsey International was involved in extensive operations in the Caribbean due to hurricanes that caused damage in 2004 and the last quarter of 2005. Our offices in the U.S. and in Mexico became heavily involved with losses following Hurricanes Katrina, Rita and Wilma, which all seriously affected parts of these territories. Much of this hurricane work from 2005 remains ongoing as we enter 2006.

During 2005, we acquired Axis USA with offices in New York and Los Angeles. This acquisition complemented our existing offices in New York and Atlanta, and strengthened our presence in North America. The services provided in these two offices are similar to those offered by Cunningham Lindsey International to our existing clients around the world.

In October of 2005, we opened a new office in Houston, Texas, which focuses on the energy and petrochemical markets. This office also supports the company's activities in those operational areas in Central and South America, and the Caribbean.

In 2005, our network of offices in India expanded considerably and Cunningham Lindsey International now has thirteen offices, employing a staff of 140 throughout the sub-continent. Further expansion is planned for early 2006 with the plan for additional offices.

Cunningham Lindsey International experienced a positive year in 2005 and we are well positioned for the future with a growing network of offices and an experienced management team.



CL International serves customers worldwide, including the Far East, Latin America and the Middle East, through its 514 employees and 47 locations. Our specialities include Construction, Engineering, Energy, Petrochemical, Financial Institutions and Media losses.

Operations Overview

Cunningham Lindsey Europe BV

Pim Polak Schoute and Gerard Böttcher, Managing Directors

Cunningham Lindsey Europe provides a comprehensive, round-the-clock service to the insurance market. Our roots are in loss adjusting and we apply that expertise to a number of different areas.

Our client base ranges across the insurance industry. We have the expertise and capability to service a variety of different client needs through comprehensive programs supported by a dedicated management team. Through our diverse range of products and services, we respond to client needs and help them address the key areas of customer retention, customer satisfaction and cost control.

We began 2005 with the merger of our five operating companies in the Netherlands. This move meant farewell to some company names with a rich history in the Dutch market. We are very pleased that our new name, "Cunningham Lindsey Nederland", was well received by our clients. The new company stands for an integrated service in all the specialized areas of claims expertise that our clients may need and a more efficient set-up of our back office. We have moved to four full service offices offering the complete range of our disciplines. The costs related to this major change have impacted our financial results, but we now have a leaner and more agile organization poised to meet the challenges in the current market.



Cunningham Lindsey Europe provides a comprehensive, round-the-clock service to the insurance market through its 416 employees in 30 locations.

Another major development in 2005 was the sale of our Automotive division, Cunningham Lindsey TES, to an important client within that group. The client recognized the value of this group and appreciated the knowledge TES could add to their product lines. The divestiture was completed on March 31, 2005.

In France we continued the consolidation process by buying out minority shareholdings in operating companies. This enabled us to further improve control and efficiency in our organization and attract new senior management.

In the European countries where we operate, we continued to gain market share. CL Europe has been selected on new panels in France, Belgium, the Netherlands and Sweden. We were also chosen as the preferred adjusters on several new multinational programs of well-known companies.

The first full year of operations in the Dutch Antilles garnered positive results and allowed us to demonstrate our capabilities as an insourcing partner. New opportunities have emerged in Poland, Romania and Switzerland and our goal is to develop these areas over 2006.

The European general insurance industry has experienced an unprecedented successful year due to a drop in claims in all lines of their business. As a matter of course, this resulted in a more challenging year in the adjusting market. Although our results have been impacted by this development, we are convinced that our response has been adequate and that our position in the market remains strong.

As there is no sign of increasing claim numbers, our focus in 2006 will be on other areas where we can further develop our business, such as: our successful risk control activities, insourcing of claims handling for our clients, and risk analysis advisory services. With a targeted focus and the conclusion of our Netherlands restructuring, we believe we are well positioned to improve our operating results.

We appreciate the continued support and contributions made by our CL Europe staff during a year that saw important changes and look forward to success in 2006.

Operations Overview

Cunningham Lindsey U.S. Inc.

David Reginski, President and Chief Executive Officer

Cunningham Lindsey U.S. is a traditional independent adjusting firm servicing the property & casualty insurance claims market. Our business is evenly divided between property and casualty claims, including specialty services related to catastrophe claims services, environmental adjusting services, and London market business.

Cunningham Lindsey U.S. delivers services from 105 locations in the continental United States. Our subsidiary, Vale National Training Center, Inc., provides hands-on, state-of-the-art training to our industry. Our ownership of this training institution means that our own staff is trained in the best possible manner.

Cunningham Lindsey U.S. enjoyed growth in 2005, despite a year where the industry reported a decline in non-catastrophe related outsourced claims. Our ability to grow amid a market that was less than favorable is an indication that our investments in our staff and a strong objective quality process have been well received by our clients.

During 2005 we took a "back to basics" approach initiated by our March 2004 withdrawal from the third-party administration (TPA) market. This enabled us to direct resources to the traditional loss adjusting services that Cunningham Lindsey provides so effectively globally. This improved focus resulted in new business growth in 2005, and improved client retention among our client base. This growth fostered the opening of 10 new service locations, a larger management team comprised of 10 executives, and the addition of professional staff.

Our plan for 2006 continues the "back to basics" theme while emphasizing the broadening of our traditional adjusting and specialty businesses. Our vision is to become the insurance services firm of choice to the market. To accomplish this we made significant investments in 2005, and anticipate reaping the benefits in 2006 and beyond.

The new business secured during 2005 was realized as a result of some significant sales victories, but was largely driven by an expansion among our existing client base. Efforts to demonstrate a superior level of quality and service gained favor and allowed for expansion into new departments within existing clients.

We expanded our property technology platform to include both industry-leading estimating applications and an excellent ancillary application that allows us to analyze loss estimate data and calibrate the performance of our staff against established industry benchmarks. While these applications come at a price, we believe that they are essential in enabling us to provide our clients with the type of service they desire and maintain industry-leading quality assurance.



CL US's core business is traditional loss adjusting, delivered by its 362 employees in 105 branch offices nationwide. Our subsidiary, Vale National Training Centers, Inc., provides hands-on, state-of-the-art training to our industry.

The hurricane events of 2005 illustrated the significant amount of exposure that the London market has in the United States. Our Excess & Surplus Office, which serves as the "gatekeeper" for this business, was able to provide assistance to both domestic cover holders and London syndicates, and their policyholders, by providing a service that addresses the unique and sometimes complex policy issues associated with this alternative market. The E&S Office performed well and demonstrated our ability to surpass the competition.

Our Catastrophe Division followed its large undertaking of 2004 with another strong performance in response to the highly destructive hurricanes of 2005. By servicing a combination of existing and new catastrophe customers, this division met the challenges associated with operating in several different states in the most difficult of conditions. The division continues to grow and prepare for the continued ability to assist our clients and their policyholders in desperate times of need.

We are proud of what we accomplished at Cunningham Lindsey U.S. in 2005, and very pleased with the way we are positioned to progress in 2006 and beyond!

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

This Management's Discussion and Analysis ("MD&A") provides a narrative explanation of the consolidated financial performance of Lindsey Morden Group Inc. (the "Company") during the 2005 financial year and during the fourth quarter of 2005. It is intended to supplement the 2005 audited consolidated financial statements and notes thereto and should be read in conjunction with them. Our audited consolidated financial statements and the financial data included in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars. Certain totals, sub-totals, and percentages in this discussion may not reconcile due to rounding.

We are a holding company that conducts business through our directly and indirectly held Cunningham Lindsey subsidiaries. In this MD&A: "CL Canada" or operations in Canada, refers to Cunningham Lindsey Canada Limited; "CL US" or operations in the United States, refers to Cunningham Lindsey U.S. Inc.; "CL United Kingdom" or operations in the United Kingdom, refers to Cunningham Lindsey United Kingdom and its subsidiaries, and to Claims International (Holdings) Limited and its subsidiary; "CL Europe" or operations in Europe, refers to Cunningham Lindsey Europe BV and its subsidiaries; and, "CL International" or International operations, refers to Cunningham Lindsey International Limited and its subsidiaries.

Unless otherwise noted in this MD&A, all information is given as at March 1, 2006. Additional information about us may be found at our website, www.lindseymordengroupinc.com, and in our Annual Information Form filed with Canadian securities regulators on SEDAR (System for Electronic Document Analysis and Retrieval) which may be found at www.sedar.com.

Special Note Regarding Forward-Looking Statements

The matters discussed in this MD&A and elsewhere in the annual report include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include but are not limited to: ability to service debt and other commitments; vulnerability of revenue to weather-related claims; foreign currency fluctuations; continued services of key personnel; competitive markets; stability of customer relationships; financial strength of customers; dependency on insurance companies outsourcing claims; changing legislative environments; legal actions; access to cash; uncollectibles; accounting estimates; and controlling shareholder influence. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. We have no obligation and do not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Overview

Our Business

Our five principal operating subsidiaries manage a worldwide network of branches in multiple countries. Canada, the United States and the United Kingdom operations operate principally in Canada, the United States and the United Kingdom, respectively. Europe carries on business principally in continental Europe while International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. Each branch office operates as a profit centre and offers insurance claims services catered to its target market.

Our core business is managing claims for most major types of property and casualty insurance losses. We provide a wide range of independent insurance claims services to insurance and reinsurance companies, insurance syndicates, insurance brokers, and organizations with significant risk retention worldwide. Each principal operating subsidiary provides loss adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. Because each subsidiary's market is different, the mix of claim types serviced and specialty services offered differs from subsidiary to subsidiary.

Our professional claims adjusters have expertise in handling claims for a variety of losses, specializing in claim investigation and evaluation and loss control. We employ and sub-contract engineers and scientists in connection with our project management services and have access to a wide range of experts in various fields with whom we have developed close working relationships to provide additional services required in the claims adjusting process. Compensation and benefits costs for our professionals are the most significant component of our cost of service, and changes to these expenses are correlated to increases and decreases in our revenue. When large weather events occur, we supplement our core team of employee adjusters with qualified and experienced contract claims adjusters to handle the increased numbers of claims.

Demand for certain claims services is closely related to the occurrence of weather-related events, although a particular weather event may impact our principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims of short duration for our United States operations, but result in a small number of large value claims of longer duration for our International operations.

Industry and Economic Factors

Demand from property and casualty insurance companies for independent claims services is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. As well, claims for certain types of losses are becoming more complex and can involve increased negotiation and settlement time, which creates service opportunities for independent adjusters with specialized knowledge and experience. Increasingly, we are seeing opportunities to provide services that are not weather related, including project management, risk management and valuation services.

Large weather-related events, such as hurricanes Katrina and Rita in 2005, and events such as the September 11, 2001 terrorist attacks, have a significant impact on the insurance market. Many insurers and reinsurers suffer declines in their capital and surpluses as a result of substantial claims losses and a reduction in the value of their portfolio investments. Insurance capacity can be reduced and premiums and deductibles may increase, resulting in a "hard market" which can decrease the number of claims generally, and therefore the out-sourcing of claims. Additionally, there may be an increase in insurance pricing across certain lines of business and higher deductible amounts and greater risk retention by insureds. These types of market changes can impact the claims volumes for independent insurance adjusters. The hurricane events of Katrina and Rita have increased market insurance rates for property with wind exposure, but insurance rates for most other types of property remained stable in 2005.

Domestic and international claims services markets are highly competitive and are served by a large number of companies of varying size and scope of services. Large claims adjusting companies such as Crawford & Company, GAB Robins and McLarens Young International compete against us by providing claims adjusting services and claims and risk management services. Large insurance companies and insurance brokerage firms may from time to time also provide services such as claims administration and health and disability management, which compete with our claims and risk management services. As well, many smaller local and regional claims services firms compete with us in each of our principal markets, offering a narrower spectrum of claims services but at rates that are lower than ours. Occasionally, we also encounter small firms providing substitute services, such as cleaning companies and building contractors, who are used by insurers instead of a claims adjuster to obtain clean up and repair cost estimates.

We believe that the quality of our product offering, our technological sophistication, and our broad geographic presence provide us with a competitive advantage over smaller competitors. We seek to differentiate ourselves from large claims adjusting companies by providing a broad range of claims services tailored to local markets. We compete by providing high quality, fairly priced products, and seek to maintain a diverse customer base, employing contract adjusters and modifying costs to respond to changing market conditions.

Business Risks and Uncertainties

The volume of property claim assignments referred to us, and therefore our revenue, fluctuates according to the frequency of weather-related events. Forward-looking statements in this MD&A assume no extraordinary occurrence or lack of weather-related events in 2006. In addition, our financial results include a number of critical accounting estimates that depend on the assumptions and uncertainties described below under "Critical Accounting Estimates." Our forward-looking statements are also subject to risks, uncertainties and other factors that could cause our actual results to differ materially from such statements. These risks, uncertainties and other factors include, but are not limited to, the following:

- we have substantial debt, a significant portion of which is due to be refinanced by March 31, 2006;
- stable weather conditions could have a material adverse effect on our business, financial condition and results of operations;
- we may be adversely affected by foreign currency fluctuations;

- the loss of key personnel could adversely affect the quality and profitability of our business;
- we operate in a highly competitive environment;
- the loss of a key customer could have a material adverse effect on our business, financial condition and results of operations;
- our business is subject to various government regulations;
- legal proceedings or lack of insurance coverage for legal claims, could have a material adverse impact on our business, financial condition or results of operations;
- we are a holding company and may not have access to the cash that is needed to meet our financial obligations;
- we may be unable to collect accounts receivable;
- actual results could differ materially from critical accounting estimates; and
- our controlling shareholder may substantially influence our direction and operations.

For a more complete discussion of general risks and uncertainties which apply to our business and our operating results, please see "Risk Factors" in our Annual Information Form for the year ended December 31, 2005 and our other filings with Canadian securities regulatory authorities.

Foreign Currency Exposure

We carry on a substantial portion of our business outside of Canada and have exposure to foreign exchange rate fluctuations related to our investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results when expressed in Canadian dollars. Accordingly, some of our operating results are also discussed on a local currency basis.

From time to time, we review our foreign currency exposure related to certain investments in foreign operations to evaluate the need to hedge such exposure.

The following tables set out the Canadian dollar value of the high, low, average and closing noon rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro in each of the years indicated as quoted by the Bank of Canada.

United Kingdom Pound

For the years ended December 31	**2005**	2004	2003
High	**2.4032**	2.5237	2.5237
Low	**2.0036**	2.2017	2.1677
Average	**2.2071**	2.3842	2.2883
Close	**2.0036**	2.3062	2.3066

United States Dollar

For the years ended December 31	**2005**	2004	2003
High	**1.2704**	1.3968	1.5747
Low	**1.1507**	1.1774	1.2924
Average	**1.2116**	1.3015	1.4015
Close	**1.1659**	1.2036	1.2924

European Monetary Union Euro

For the years ended December 31	**2005**	2004	2003
High	**1.6400**	1.6915	1.6643
Low	**1.3576**	1.5431	1.4967
Average	**1.5095**	1.6169	1.5826
Close	**1.3805**	1.6292	1.6280

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected Annual Financial Information

The following table summarizes selected annual financial information for the past three years.

(in $000s except share and per share data) [2] *For the years ended December 31*	**2005**	2004	2003
Revenue			
Canada	**52,885**	51,067	48,665
United States	**62,017**	55,416	62,561
United Kingdom	**198,241**	196,393	178,386
Europe	**64,121**	72,215	71,715
International	**54,912**	48,800	45,809
	432,176	423,891	407,136
Operating earnings (loss) [1]			
Canada	**949**	2,491	2,421
United States	**2,740**	(147)	(81)
United Kingdom	**21,572**	15,754	15,815
Europe	**(43)**	5,018	6,987
International	**12,382**	9,018	5,919
Corporate	**(7,151)**	(8,094)	(10,414)
	30,449	24,040	20,647
Interest	**19,152**	17,388	10,870
Gain on disposal	**(2,944)**	—	—
Provision for income taxes	**3,163**	5,136	5,145
Net earnings (loss) from continuing operations	**11,078**	1,516	4,632
Net loss from discontinued operations	**(2,352)**	(22,281)	(34,587)
Net earnings (loss)	**8,726**	(20,765)	(29,955)
Basic and diluted net earnings (loss) *from continuing operations*	**$0.67**	$0.11	$0.34
Basic and diluted net earnings (loss)	**$0.53**	$(1.50)	$(2.18)
Total shares outstanding (000)	**22,093**	14,301	14,301
Weighted average shares (000)	**16,579**	13,837	13,731
Total assets	**377,555**	428,255	435,430
Total long-term financial liabilities	**135,291**	142,140	136,391

(1) Operating earnings (loss) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

(2) As at March 1, 2006, there were 19,919,968 subordinate voting and 2,172,829 multiple voting shares outstanding. On August 30, 2005 we issued 7,791,712 subordinate voting shares upon completion of a rights offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overall Performance

Our total revenue in 2005 was $432.2 million compared to $423.9 million in 2004. Net earnings from continuing operations were $11.1 million for 2005, compared to net earnings from continuing operations of $1.5 million for 2004. Net earnings were $8.7 million for 2005, compared to a net loss of $20.8 million for 2004.

Canada reported increased revenue and decreased operating earnings for 2005 compared to 2004. Significant revenue growth in ENVIRONMENTAL SOLUTIONS™ Remediation Services ("ESRS") and strong catastrophe billings offset a decline in regional adjusting volume and a decline in revenue for our North American (ECHO) Call Center. The reduction in operating earnings was primarily due to training and start up costs for continued expansion of ESRS, including start up costs for five new offices in Western Canada, as well as severance costs related to the departure of CL Canada's President and Chief Executive Officer.

The US reported increased revenue and operating earnings from continuing operations for 2005 compared to 2004. This was due to an increase in claims from new and existing customers, improved operating performance, and the impact of 2004 and 2005 hurricane activity.

The United Kingdom reported increased revenue and operating earnings for 2005 compared to 2004 primarily due to new business and flooding in northwest England that increased activity across all of CL United Kingdom's main product lines. These increases were partially offset by unfavourable exchange rate movements.

Europe reported reduced revenue and operating earnings for 2005 compared to 2004 primarily due to reduced claims activity and operational inefficiencies caused by a reorganization in the Netherlands during 2005. On March 31, 2005 CL Europe completed the sale of Cunningham Lindsey TES BV ("TES"), a company providing surveying and claims management services for the automotive sector primarily in the Netherlands, Belgium and France, for a net gain on disposal of $2.9 million.

International reported increased revenue and operating earnings for 2005 compared to 2004. The 2005 increases were primarily driven by 2005 claims activity resulting from the 2004 hurricane season and, to a lesser extent, by operational expansion and the acquisition of Axis U.S.A. ("Axis").

Corporate operating costs for 2005 decreased compared to 2004 mainly due to reductions in audit fees and insurance costs. These savings were partially offset by exchange gains recognized in the third quarter of 2004, which did not recur in 2005. Interest expense was higher in 2005 compared to 2004 due to increased interest rates on our debt. Income taxes in 2005 decreased compared to 2004 due to tax-deductible foreign exchange losses incurred in our United Kingdom corporate operations. Our cash flow and financial condition are discussed below under "Cash Flow" and "Financial Condition and Liquidity", respectively.

Revenue

Revenue from continuing operations was $432.2 million for 2005, an increase of $8.3 million relative to 2004. The Canadian, United States, United Kingdom, and International operations reported increases in revenue of $1.8 million, $6.6 million, $1.8 million, and $6.1 million, respectively. These increases were partially offset by a decrease in Europe of $8.1 million.

The Canadian operations' 2005 revenue of $52.9 million was $1.8 million higher than 2004. The 2005 increase in revenue was primarily due to a $3.4 million increase in ESRS revenue and $1.4 million of increased catastrophe revenue. These gains were partially offset by a $1.8 million revenue reduction from other claims services and a $1.3 million decline in ECHO Call Center revenue.

Revenue from continuing operations in the United States was $62.0 million for 2005, an increase of $6.6 million relative to 2004. 2005 revenue in local currency was U.S.$51.4 million, an increase of U.S.$8.4 million from 2004. The increase in revenue was attributable to increased claim assignments from new and existing customers, four hurricanes in 2004, and hurricanes Katrina, Rita, and Wilma in 2005.

Revenue from United Kingdom operations was $198.2 million for 2005, an increase of $1.8 million compared to 2004. 2005 revenue in local currency was £90.1 million, an increase of £7.5 million from 2004. The 2005 revenue increase was primarily due to new business and claims from flooding in northwest England that increased new claims in all of CL United Kingdom's main product lines.

Revenue from European operations was $64.1 million for 2005, an $8.1 million decrease relative to 2004. In local currency, 2005 revenue was €42.7 million, a decrease of €2.0 million from 2004. The revenue decrease for 2005 was primarily due to €3.6 million of 2004 revenue attributable to the divested TES business and to a decrease in normal claims activity. The decrease was partially offset by €1.6 million of additional revenue from incremental acquisitions.

Revenue from International operations was $54.9 million for 2005, an increase of $6.1 million relative to 2004. In local currency, 2005 revenue was £24.8 million, an increase of £4.3 million relative to 2004. The 2005 increase in revenue reflects continuing activity from a number of hurricanes that passed through the Caribbean during the second half of 2004 and in 2005, increased claims activity in South-East Asia, and the impact of the Axis acquisition.

Operating earnings (loss)

Operating earnings (loss) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses. Management uses this definition of "operating earnings" as a consistent year-over-year measurement of controllable continuing business operating performance. The most significant component of operating costs is the cost of salaries and benefits of professionals and changes to these expenses are correlated to revenue increases and decreases. Operating earnings were $30.4 million (7.0% of revenue) for 2005 compared to $24.0 million (5.7% of revenue) in 2004.

Operating earnings in 2005 for the Canadian operations were $0.9 million compared to $2.5 million in 2004. The reduction in operating earnings was primarily due to training and start up costs for continued expansion of ESRS, including start up costs for five new offices in Western Canada, as well as $0.7 million of severance costs related to the departure of CL Canada's President and Chief Executive Officer.

The United States operations reported operating earnings from continuing operations of $2.7 million for 2005, an increase of $2.9 million relative to 2004. In local currency, operating earnings from continuing operations were U.S.$2.3 million for 2005, compared to an operating loss of U.S.$0.1 million in 2004. The improved operating results for 2005 were due to the increased revenue noted previously and improved control of operating costs.

The United Kingdom operating earnings were $21.6 million for 2005 compared to $15.8 million for 2004. In local currency, operating earnings were £10.0 million for 2005 compared to £6.7 million for 2004. Increased operating earnings were due to the higher revenue noted previously, improved operating cost management, and a pension recovery of £1.4 million.

Operating earnings for European operations were $0.0 million for 2005 compared to $5.0 million for 2004. In local currency, operating earnings were €0.0 million for 2005 compared to €3.1 million for 2004. The decrease in operating earnings reflects the reduced revenue noted previously and €0.6 million of reorganization costs in the Netherlands.

Operating earnings for International operations were $12.4 million for 2005 compared to $9.0 million for 2004. In local currency, operating earnings were £5.4 million for 2005 compared to £3.8 million for 2004. The increase in operating earnings reflects International's increased revenue noted previously and improved operating cost management.

Corporate operating losses are from selling, general and administration expenses. Corporate operating losses were $7.2 million for 2005 compared to $8.1 million for 2004. The decrease in operating losses was caused by $1.5 million reduction of administrative expenses, $0.5 million reduction in severance costs, and $0.5 million reduction in asset write-offs. The 2005 reductions were partially offset by a $1.6 million currency exchange gain in 2004 that did not recur in 2005.

Net earnings (loss)

For continuing operations in our business segments, the difference between operating earnings (loss) and net earnings (loss) is primarily due to the gain (loss) on disposal and the provision for income taxes. The difference between operating loss and net loss for Corporate is interest expense and income taxes.

Net earnings from continuing operations were $11.1 million ($0.67 per share) for 2005 compared to net earnings from continuing operations of $1.5 million ($0.11 per share) for 2004. Net earnings were $8.7 million ($0.53 per share) for 2005 compared to a net loss of $20.8 million ($1.50 per share) for 2004.

Interest expense was $19.2 million for 2005 compared to $17.4 million for 2004 due to higher interest rates. Interest expense in 2005 included $8.8 million of interest incurred on our $125.0 million 7% unsecured Series "B" debentures and other long-term debt. The additional $10.4 million of interest expense in 2005 consisted of $10.1 million interest and amortized commitment fees associated with our unsecured non-revolving term facility and $0.3 million interest on operating lines and other credit facilities.

The gain on disposal of $2.9 million (€1.8 million) in 2005 relates to the gain on the disposal of TES.

The 2005 income tax provision was $3.2 million compared to $5.1 million for 2004. The reduction in the tax provision was mainly due to tax-deductible exchange losses in 2005. Given current operating losses in Corporate, we did not record a future tax asset in respect of corporate losses incurred in Canada. The United States operations have available net operating losses of approximately U.S.$50 million, representing potential future tax assets of approximately U.S.$19 million. We have not recorded any future tax asset associated with these losses but continue to assess their value in the context of the United States operating results.

On March 15, 2004, CL US completed the sale of certain assets and liabilities comprising its third party administration business conducted by RSKCo Services Inc. and Cunningham Lindsey Claims Management, Inc. ("U.S. TPA Business") to Broadspire Services Inc. ("Broadspire"). The results of the disposed business have been accounted for as discontinued operations (see note 13 of the 2005 audited consolidated financial statements). Net loss from discontinued operations for 2005 was $2.4 million compared to a net loss of $22.3 million for 2004.

Cash Flow

Operating activities

Cash used in operating activities from continuing operations in 2005 was $8.0 million compared to $1.8 million in 2004. The $6.2 million reduction in cash flow in 2005 was primarily due to an unfavourable working capital movement of $12.3 million due to increased hurricane activity, partially offset by increased earnings of $9.6 million.

For the years ended December 31	**2005**	2004	2003
($000s)			
Canada	**(1,026)**	4,021	4,956
United States	**(202)**	(4,476)	2,475
United Kingdom	**10,937**	6,839	33,335
Europe	**(2,797)**	3,603	5,961
International	**5,606**	6,592	4,772
Corporate	**(20,543)**	(18,421)	(21,996)
	(8,025)	(1,842)	29,503

The $5.0 million decrease in cash flow from Canadian operations for 2005 was primarily due to reduced earnings and increased ESRS claims activity. The 2005 increases in cash from operating activities from continuing operations in the United States and United Kingdom of $4.3 million and $4.1 million, respectively, were due to improved earnings. The 2005 decrease in cash from operating activities from the European operations of $6.4 million was due to unfavourable working capital movements and reduced operating earnings. The 2005 decrease in cash from operating activities in International of $1.0 million was due to increased accounts receivable and claims in progress from hurricane activity, partially offset by improved earnings. The decrease in cash flow from Corporate activities of $2.1 million in 2005 was due to unfavourable working capital movements partially offset by decreased costs.

Investing activities

Net investment in property and equipment related to continuing operations was $3.2 million for 2005 compared to $5.7 million for 2004. The $2.5 million decrease was due to reduced purchases of equipment in the Canadian, United Kingdom, European, and International operations.

Cash used in business acquisitions of $3.3 million in 2005 was primarily related to acquiring Axis and the remaining deferred payments for certain European subsidiaries. The cash provided by business disposals of $4.1 million (€2.6 million) for 2005 relates to net proceeds on disposal of TES.

Cash outflow from discontinued operations was $5.8 million for 2005, which related to cash payments of accrued liabilities recorded on disposal of the U.S. TPA Business. The cash outflow from discontinued operations of $48.1 million for 2004 included a $36.6 million outflow on the disposal of the U.S. TPA Business in 2004 and $11.5 million related to the operating cash flows of the discontinued operations.

Financing activities

No dividends were paid or declared in 2005 or 2004.

On August 30, 2005, we completed a rights offering, issuing a total of 7,791,712 of our subordinate voting shares at $4.25 per share for net proceeds, after offering expenses, of approximately $32.2 million. The full net proceeds of the offering were used to partially repay the borrowings of our unsecured non-revolving credit facility loan.

Quarterly Data (Unaudited)

For the years ended December 31 (in $000s except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2005					
Revenue					
Canada	**12,997**	**12,490**	**14,056**	**13,342**	**52,885**
United States	**13,757**	**14,671**	**13,528**	**20,061**	**62,017**
United Kingdom	**49,372**	**50,132**	**48,572**	**50,165**	**198,241**
Europe	**16,480**	**15,996**	**14,710**	**16,935**	**64,121**
International	**16,423**	**14,367**	**10,661**	**13,461**	**54,912**
	109,029	**107,656**	**101,527**	**113,964**	**432,176**
Net earnings (loss) from continuing operations					
Canada	**215**	**(139)**	**406**	**103**	**585**
United States	**374**	**587**	**353**	**1,066**	**2,380**
United Kingdom	**3,120**	**2,547**	**3,407**	**5,865**	**14,939**
Europe	**3,154**	**28**	**(472)**	**(390)**	**2,320**
International	**4,726**	**3,063**	**1,216**	**195**	**9,200**
Corporate	**(6,377)**	**(6,167)**	**(6,393)**	**591**	**(18,346)**
	5,212	**(81)**	**(1,483)**	**7,430**	**11,078**
Net earnings (loss)	**5,212**	**(2,433)**	**(1,483)**	**7,430**	**8,726**
Net earnings (loss) per share from continuing operations	**$0.37**	**$(0.01)**	**$(0.09)**	**$0.34**	**$0.67**
Net earnings (loss) per share	**$0.37**	**$(0.17)**	**$(0.09)**	**$0.34**	**$0.53**
Total shares outstanding (000)	**14,301**	**14,301**	**22,093**	**22,093**	**22,093**
Weighted average shares (000)	**13,925**	**13,961**	**16,587**	**21,843**	**16,579**
2004					
Revenue					
Canada	11,217	13,060	13,949	12,841	51,067
United States	12,756	12,035	13,096	17,529	55,416
United Kingdom	48,913	46,842	48,975	51,663	196,393
Europe	18,175	19,110	16,810	18,120	72,215
International	12,529	11,082	12,859	12,330	48,800
	103,590	102,129	105,689	112,483	423,891
Net earnings (loss) from continuing operations					
Canada	103	149	959	338	1,549
United States	(505)	(828)	364	533	(436)
United Kingdom	2,951	1,232	2,757	4,269	11,209
Europe	448	1,125	102	1,256	2,931
International	1,552	908	1,407	2,205	6,072
Corporate	(6,064)	(5,737)	(4,221)	(3,787)	(19,809)
	(1,515)	(3,151)	1,368	4,814	1,516
Net earnings (loss)	(21,089)	(2,896)	(1,594)	4,814	(20,765)
Net earnings (loss) per share from continuing operations	$(0.11)	$(0.23)	$0.10	$0.35	$0.11
Net earnings (loss) per share	$(1.53)	$(0.21)	$(0.11)	$0.35	$(1.50)
Total shares outstanding (000)	14,301	14,301	14,301	14,301	14,301
Weighted average shares (000)	13,784	13,820	13,855	13,890	13,837

Management's Discussion and Analysis of Financial Condition and Results of Operations

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering those services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

Fourth Quarter 2005

Revenue for the fourth quarter 2005 increased $1.5 million to $114.0 million from $112.5 million in the fourth quarter 2004. The Canadian, United States and International operations reported increases in revenue of $0.5 million, $2.5 million and $1.1 million, respectively. The United Kingdom and Europe reported decreases in revenue of $1.5 million and $1.2 million, respectively. However, in local currencies, the United Kingdom and Europe reported increases in revenue of £1.8 million and €0.7 million, respectively.

Operating earnings from continuing operations were $8.8 million for the fourth quarter of 2005, compared to operating earnings of $9.4 million for the fourth quarter of 2004. The decrease arose principally from a $2.7 million reduction in operating earnings at International due to investments in facilities and higher operating costs and a $2.0 million reduction in Europe due to revenue reductions and reorganization inefficiencies. These decreases were partially offset by increased operating earnings in the United Kingdom of $2.6 million and a reduction in Corporate expenses of $1.3 million.

Net earnings from continuing operations were $7.4 million for the fourth quarter 2005 compared to $4.8 million for the fourth quarter 2004. The reduction of operating earnings described above was offset by a $2.9 million reduction of tax expense mainly due to foreign currency exchange losses .

Financial Condition and Liquidity

Operating cash flow

Our principal source of liquidity is our operating cash flow. Weather-related events have a significant impact on our working capital and operating cash flow. Over the short- and medium-term, because the majority of our expenses are related to salaries and fixed overhead costs, a significant weather-related event increases accounts receivables and claims in process without an identical increase in accounts payable and thus uses working capital. As the claims associated with a particular weather-related event are closed or billing milestones are achieved and the payments are received, accounts receivable and claims in process return to lower levels and cash flow increases.

Accounts receivable at December 31, 2005 decreased by $1.6 million compared to December 31, 2004 to $78.9 million due to improved results of collection efforts in the United Kingdom and unfavourable exchange rates, offset by higher receivables in the United States and Canada due to increased business.

Claims in process at December 31, 2005 decreased by $1.8 million compared to December 31, 2004 to $53.1 million due to unfavourable exchange rate movements partially offset by increased activity in all of our operations in the fourth quarter 2005.

Goodwill at December 31, 2005 was $205.1 million compared to $230.5 million at December 31, 2004. The decrease was due to $26.4 million in unrealized foreign exchange losses and a $0.7 million reduction on the disposal of TES, partially offset by $1.7 million of goodwill arising on the purchase of Axis and increased shareholdings in certain European subsidiaries.

Accounts payable and accrued liabilities and deferred revenue at December 31, 2005 decreased by $8.2 million and $7.8 million, respectively compared to December 31, 2004. The reductions in accounts payable and accrued liabilities are primarily due to $7.1 million of favourable exchange rate movements. The decrease in deferred revenue is primarily due to settlement of subsidence claims in the United Kingdom during the first and second quarters of 2005 and the impact of the favourable exchange rate movements.

Income taxes at December 31, 2005 have decreased to $0.4 million compared to $5.6 million at December 31, 2004. The decrease relates to a reduction in income taxes payable in our European operations and an increase in income taxes recoverable in Corporate. The profit on the disposal of TES was not taxable.

Credit facilities and indebtedness

Net debt (defined as total long-term debt, bank indebtedness, other loans and promissory notes less cash) as at December 31, 2005 was $189.0 million compared to $204.6 million at December 31, 2004. The decrease in net debt was primarily due to a $32.2 million partial repayment of our unsecured non-revolving term credit facility using the proceeds of our rights offering partially offset by an increase of $8.0 million to fund negative operating cash flow and $5.7 million to fund discounted operations.

On July 12, 2004, CL Canada borrowed $105.0 million under an unsecured non-revolving term facility. Proceeds of the loan were used (i) principally to repay debt owed by us, including $65.0 million borrowed on March 31, 2004 by way of a demand promissory note, $25.8 million borrowed under bilateral facilities with Canadian banks, and $10.8 million borrowed from Fairfax Financial Holdings Limited ("Fairfax"), (ii) to pay fees and expenses related to the transaction, and (iii) for working capital purposes.

The loan is unsecured and may be repaid at any time but the facility is permanently reduced by the amount of the repayment. Our main operating companies, their holding companies, and the Company have guaranteed the obligations of CL Canada under the loan on an unsecured basis. The loan agreement includes covenants and events of default consistent with loans of this type.

On August 30, 2005, we completed a rights offering, described above under "Results of Operations – Cash Flow – Financing Activities." The net proceeds of the offering after offering expenses were approximately $32.2 million and were used to partially repay the borrowings under the unsecured non-revolving term credit facility described above. Maturity of the remaining amounts outstanding under the credit facility has been extended to March 31, 2006 and the associated commitment fees have been paid.

The Company has received a proposal to renew its $72.8 million existing non-revolving term credit facility until March 31, 2007, with an option to extend the facility for a further one-year term. The terms include a per annum interest rate for the renewal term at the Canadian prime rate in effect from time to time plus 3%, increasing by 0.5% for the one-year extension, and commitment fees equal to 1% of the renewed loan balance and 1.5% of the balance outstanding at the time of the further extension, if any. The lender's commitment is subject to completion of definitive agreements and customary closing conditions and is expected to close by the middle of March.

In connection with the facility renewal, Fairfax has agreed to provide financing as necessary in order to allow the Company to meet its liabilities and obligations as and when they fall due under the renewed facility (including any extension) and under the financial covenants specified in the related loan agreement, but only to the extent that money is not otherwise readily available to the Company to meet such liabilities and obligations.

As of December 31, 2005, our United Kingdom and Europe operations had demand lines of credit totalling $19.0 million. Bank indebtedness at December 31, 2005 was $1.9 million consisting of drawn lines, net of cash. The demand facilities are for general corporate needs of our United Kingdom and Europe operating subsidiaries and are not typically available for use by the Company.

Cash at December 31, 2005 of $11.7 million decreased by $16.7 million, compared to December 31, 2004. Cash used in operating activities and investing activities including business disposals net of business acquisitions, purchases of property and equipment and discontinued operations, was offset by cash provided by 2005 earnings.

Contractual Obligations

We have contractual obligations to make future payments related to debt and leased premises, automobiles and equipment. Future principal repayments of long-term debt and future minimum lease payments are as follows:

($000s)	Long-Term Debt	Lease	Total
2006	746	28,836	29,582
2007	170	24,975	25,145
2008	125,112	17,869	142,981
2009	32	11,965	11,997
2010	9	7,735	7,744
Thereafter	–	23,438	23,438
	126,069	114,818	240,887

Other long-term liabilities are employee future benefits and other liabilities that totaled $1.9 million and $8.1 million, respectively, at December 31, 2005. Other liabilities includes accrued costs and excess office space lease provisions related to the disposal of the U.S. TPA Business in 2004 and minority interests in non-wholly owned subsidiaries. Other liabilities at December 31, 2005 decreased by $5.3 million compared to December 31, 2004. The decrease was primarily due to the settlement of liabilities of the discontinued U.S. TPA operations.

Capitalization

Shareholders' equity increased to $77.4 million at December 31, 2005 from $68.2 million at December 31, 2004. The increase was due to the completion of the rights offering for $32.2 million net proceeds, after offering expenses, net earnings for the year-to-date of $8.7 million, partially offset by an unfavourable movement in the currency translation adjustment account of $31.8 million related to unrealized losses on the translation of the assets and liabilities of our foreign operations due to the strengthening of the Canadian dollar relative to the United Kingdom pound.

Payments from subsidiaries

As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on inter-company advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.

All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on inter-company advances and management fees. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to limitations, including contractual restrictions, the earnings of those subsidiaries and various business and other considerations.

Capital Resources

We provide professional services to our customers and are not in a capital-intensive business. Capital expenditures are primarily for computer equipment and furniture and fixtures for employees. We have no material capital expenditure commitments and generally use operating leases for facilities, cars, and to purchase computer equipment. See "Financial Condition and Liquidity".

Transactions with Related Parties

In connection with the proposal to renew our $72.8 million existing non-revolving term credit facility, Fairfax has agreed to provide financing as necessary in order to allow the Company to meet its liabilities and obligations as and when they fall due under the renewed facility (including any extension) and under the financial covenants specified in the related loan agreement, but only to the extent that money is not otherwise readily available to the Company to meet such liabilities and obligations.

We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. Under that agreement, Fairfax has agreed to reimburse us for certain costs related to the disposal of the U.S. TPA Business. As of December 31, 2005, $2.8 million is included within other accounts receivable in respect of amounts due from Fairfax for reimbursement of costs.

Fairfax owns greater than 75% of the total number of all of our outstanding shares, which allows it to include our United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. In 2005 and 2004, we made tax installment payments totaling $4.1 million and $3.3 million respectively to Fairfax and received a refund of $0.1 million in respect of tax overpaid related to 2003. In January 2006, we received a further refund of $1.1 million from Fairfax related to overpayments in 2005 and 2004. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

Revenue earned primarily from claims adjusting and claims management services rendered to companies under Fairfax's control in the normal course of business in 2005 was $7.9 million compared to $6.4 million in 2004. Costs incurred for information and technology services provided by companies under Fairfax's control in the normal course of business in 2005 were $0.7 million compared to $1.3 million in 2004. Costs incurred for taxation services provided by companies under Fairfax's control in the normal course of business in 2005 were $0.1 million compared to nil in 2004. Amounts charged to companies under Fairfax's control for information and technology services provided and for rent, in the normal course of business, were $0.3 million and $0.2 million in 2005 compared to $0.6 million and $0.3 million in 2004, respectively.

We and Fairfax have agreed to reimburse a customer of the U.S. TPA Business for reasonable costs and expenses incurred, and, in some instances, the costs of a new third party claims administrator, if the customer decides to transfer files from Broadspire and have also agreed to reimburse the customer for stolen or lost fiduciary monies. We have agreed to indemnify Fairfax for its obligations under these arrangements.

At December 31, 2005, we paid Fairfax $1.2 million (U.S.$1.0 million) compared to $1.6 million (U.S.$1.3 million) in 2004 for participation in an insurance program arranged by Fairfax with third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, and fiduciary and fidelity coverage, for claims made in the period June 1, 2005 to May 31, 2006.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including our President and Chief Executive Officer and our Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this MD&A, our management, with the participation of our President and Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, our President and Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our annual filings, interim filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to our management, including our President and Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Critical Accounting Estimates

Goodwill impairment testing

Goodwill represents $205.1 million (54%) of the assets on our consolidated balance sheet. Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. The fair value of goodwill in the reporting unit is compared to its book value. If the fair value of the goodwill in the reporting unit is less than its book value, a goodwill impairment loss is recognized as the excess of the book value of the goodwill over the fair value of the goodwill. We estimate the fair value of each of our operations using discounted expected future cash flows, which requires us to make a number of estimates, including estimates about: future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital, and the growth rate of our various operations.

The future oriented financial information is provided by each operation as part of our annual budgeting process. Given the variability of the future oriented financial information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates. As the future oriented financial information is based on the long term expectations of each operation, the financial information is subject to change at every calculation date based on current expectations for future operations taking into account, among other things, historical operating results.

To the extent the determination of discounted future cash flows indicates a possible impairment of goodwill, any impairment recognized could have a material adverse effect on our financial condition and results of operations. While not impacting the statement of cash flows, goodwill impairment would reduce the carrying value of the goodwill on our balance sheet and would reduce (increase) net earnings (loss). A significant goodwill impairment loss could reduce our shareholders' equity to the extent that we would no longer comply with certain covenants under our unsecured, non-revolving term facility owing by CL Canada. See "Financial Condition and Liquidity".

The goodwill in the United Kingdom is $156.2 million, or 76% of the total goodwill on our consolidated balance sheet. For the year ended December 31, 2005, our evaluation of goodwill indicated that the fair value of the United Kingdom operations was sensitive to our projections of future cash flow and to changes in the cost of capital and growth rate. The United Kingdom operations expect improved cash flow in future years based on their business plans. The goodwill valuation for the United Kingdom is sensitive to those future cash flows as well as changes to estimated growth rates and cost of capital. Any significant variance could result in a material impairment of a portion of the goodwill book value in future periods.

Valuation of Future Tax Assets

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events affecting taxable income. We have significant future income tax assets in the United States and Canada against which each operation has recorded a full valuation allowance. The United States operations have available net operating losses of approximately U.S.$50 million, representing a potential future tax asset of approximately U.S.$19 million. If circumstances change regarding the projected profitability of the United States and Canadian operations, the valuation allowance could be reduced resulting in a future income tax recovery. We re-evaluate our future income taxes on a regular basis.

Claims in Process

The Company records its inventory of claims in process at their estimated realizable value at year-end. The majority of claims adjustment fees arising from claims in process are accounted for on an estimated percentage-of-completion basis. The estimated realizable value of claims in process at December 31, 2005 of $53.1 million, compared to $54.9 million in 2004, is primarily calculated based on the number of claims outstanding at the year-ends, the average revenue per claim for each year and an estimate of the average percentage-of-completion for the claims outstanding at the year-ends. The percentage-of-completion estimates are based on previous years' experience and the Company's understanding of estimates used within the industry. The estimated realizable value of certain higher value claims is calculated based on unbilled hours and billing rates. The value of claims in process is particularly sensitive to the assumption of the average percentage completed of our portfolio of claims at any time. We evaluate these percentages to ensure there have been no significant changes in our claims experience that would significantly change the underlying estimate. However, given the nature of the estimation process, actual results could materially differ from the estimated amounts.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Lindsey Morden Group Inc. and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the consolidated financial statements.

Lindsey Morden Group Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Audit Committee is appointed by the Board and all its members are independent directors as determined in accordance with Canadian securities laws. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the Annual Report, the consolidated financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements as at December 31, 2005 and 2004 and for the years then ended, have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

February 28, 2006

Jan Christiansen
President and Chief Executive Officer

Auditors' Report

To the Shareholders of **Lindsey Morden Group Inc.**

We have audited the consolidated balance sheets of Lindsey Morden Group Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings (loss), deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada,
February 7, 2006

Consolidated Balance Sheets

($000s)

As at December 31	**2005**	2004
ASSETS		
Current		
Cash	**11,680**	28,368
Accounts receivable, net *(note 2)*	**78,911**	80,517
Claims in process	**53,108**	54,927
Prepaid expenses	**5,594**	6,777
Income taxes recoverable	**391**	329
Total current assets	**149,684**	170,918
Property and equipment, net *(note 3)*	**13,027**	15,975
Goodwill *(note 11)*	**205,114**	230,494
Future income taxes *(note 12)*	**2,048**	2,725
Other assets *(note 4)*	**7,682**	8,143
	377,555	428,255
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 5)*	**1,889**	1,861
Other loans *(note 6)*	**72,755**	105,000
Accounts payable and accrued liabilities	**64,619**	72,785
Income taxes payable	**441**	5,598
Current portion of long-term debt *(note 7)*	**746**	251
Deferred revenue	**21,724**	29,532
Future income taxes *(note 12)*	**2,735**	2,933
Total current liabilities	**164,909**	217,960
Long-term debt *(note 7)*	**125,323**	125,872
Employee future benefits *(note 8)*	**1,908**	2,902
Other liabilities	**8,060**	13,366
Total liabilities	**300,200**	360,100
Shareholders' equity *(note 10)*	**77,355**	68,155
	377,555	428,255

Contingencies and commitments *(notes 9 and 15)*

See accompanying notes

On behalf of the Board:

Robbert Hartog
Director

V. Prem Watsa
Director

Consolidated Statements of Earnings (Loss)

($000s except per share amounts)

Years ended December 31	**2005**	2004
Revenue	**432,176**	423,891
Cost and expenses		
Cost of service	**330,413**	326,277
Selling, general and administration	**71,314**	73,574
Interest	**19,152**	17,388
Gain on disposal *(note 14)*	**(2,944)**	–
	417,935	417,239
Earnings before income taxes	**14,241**	6,652
Provision for income taxes *(note 12)*	**3,163**	5,136
Net earnings from continuing operations	**11,078**	1,516
Net loss from discontinued operations *(note 13)*	**(2,352)**	(22,281)
Net earnings (loss) for the year	**8,726**	(20,765)
Earnings (loss) per share		
Net earnings per share from continuing operations	$0.67	$0.11
Net earnings (loss) per share	$0.53	$(1.50)

See accompanying notes

Consolidated Statements of Deficit

($000s)

Years ended December 31	**2005**	2004
Deficit, beginning of year	(59,107)	(38,342)
Net earnings (loss) for the year	8,726	(20,765)
Deficit, end of year	(50,381)	(59,107)

See accompanying notes

Consolidated Statements of Cash Flows

($000s)

Years ended December 31	**2005**	2004
OPERATING ACTIVITIES		
Net earnings for the year from continuing operations	**11,078**	1,516
Add (deduct) items not affecting cash		
Depreciation	**5,147**	5,646
Future income taxes	**547**	171
Gain on disposal *(note 14)*	**(2,944)**	–
Others	**(138)**	219
	13,690	7,552
Changes in non-cash working capital balances related to operations		
Accounts receivable	**(5,662)**	(8,262)
Claims in process	**(3,741)**	1,306
Prepaid expenses	**2,071**	132
Income taxes recoverable	**(3,641)**	934
Accounts payable and accrued liabilities	**(6,661)**	(2,373)
Pension and other liabilities	**(4,081)**	(1,131)
Discontinued operations	**(5,831)**	(11,534)
Cash used in operating activities	**(13,856)**	(13,376)
INVESTING ACTIVITIES		
Business acquisitions including payment of deferred proceeds	**(3,332)**	(1,876)
Business disposals *(note 14)*	**4,115**	–
Purchase of property and equipment, net	**(3,169)**	(5,682)
Other assets	**10**	228
Discontinued operations *(note 13)*	**–**	(36,576)
Cash used in investing activities	**(2,376)**	(43,906)
FINANCING ACTIVITIES		
Bank indebtedness	**28**	(21,018)
Contributed surplus	**–**	1,300
Other loans *(note 6)*	**–**	105,000
Repayment of other loans *(note 6)*	**(32,245)**	–
Proceeds from issue of shares on rights offering, net *(note 10)*	**32,245**	–
Repayment of promissory notes, net *(notes 6 and 15)*	**–**	(19,207)
Cash provided by financing activities	**28**	66,075
Effect of exchange rate changes on cash	**(484)**	926
Net (decrease) increase in cash during the year	**(16,688)**	9,719
Cash, beginning of year	**28,368**	18,649
Cash, end of year	**11,680**	28,368
SUPPLEMENTAL INFORMATION		
Cash interest paid	**17,995**	16,887
Cash taxes paid	**6,259**	4,064

See accompanying notes

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)
December 31, 2005 and 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Lindsey Morden Group Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles. The more significant of the accounting policies are summarized as follows:

Basis of presentation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Principal subsidiaries of the Company are Cunningham Lindsey Canada Limited, Cunningham Lindsey U.S. Inc. and Lindsey Morden Acquisitions, which is the parent company of Cunningham Lindsey United Kingdom, Cunningham Lindsey Europe BV, and Cunningham Lindsey International Limited. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.

Claims in process

The Company records its inventory of claims in process at their estimated realizable value at year-end. The majority of claims adjustment fees arising from claims in process are accounted for on an estimated percentage-of-completion basis. The estimated realizable value of claims in process as at December 31, 2005 of $53,108 (2004 – $54,927) is primarily calculated based on the number of claims outstanding at the year-ends, the average revenue per claim for each year and an estimate of the average percentage-of-completion for the claims outstanding at the year-ends. The percentage-of-completion estimates are based on previous years' experience and the Company's understanding of estimates used within the industry. The estimated realizable value of certain higher value claims is calculated based on unbilled hours and billing rates. Actual results could differ materially from those estimates.

Property and equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is principally computed at rates based on estimated useful lives as follows:

Buildings	5% declining balance
Automobiles	25% – 33% straight-line
Furniture and fixtures	20% – 25% declining balance
Computer equipment	25% – 30% declining balance
Leasehold improvements	straight-line over the lease term

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets of businesses the Company has acquired. Goodwill is not amortized, but rather is assessed for impairment annually, or more frequently if circumstances change, on the basis of its fair value. Fair value is determined using discounted expected future cash flows.

Included in goodwill at December 31, 2005 is $156.2 million related to the Company's United Kingdom operations. The recoverability of this goodwill is sensitive to the ability of the United Kingdom operations to meet their profit and cash flow forecasts for future years. Failure to meet those forecasts could result in an impairment of goodwill.

Income taxes

Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases based on the tax rates that are expected to be in effect when the asset or liability is settled.

(in $000s except as otherwise indicated)
December 31, 2005 and 2004

Revenue recognition

Revenue is recognized as services are rendered based on percentage-of-completion estimates. Deferred revenue represents the estimated unearned portion of fees received or billed to the extent they are considered recoverable on certain fixed price claims administration contracts.

Earnings (loss) per share

Earnings (loss) per share figures are calculated using the weighted average number of common shares outstanding during the years. The weighted average number of common shares is exclusive of shares held by the Company as security for employee loans and the unvested portion of shares held for obligations under the employee share plan that have not been recognized as compensation expense. There are no changes between basic and fully diluted earnings (loss) per share.

Estimates

Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates. The Company makes significant assumptions in its determination of a number of assets and liabilities including claims in process, goodwill, deferred revenue, and income taxes.

Foreign currency translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Revenue and expenses are translated at the average monthly exchange rates. Realized gains and losses on foreign exchange transactions are recognized in the consolidated statements of earnings (loss).

The non-United States operations of the Company's subsidiaries are self-sustaining. As a result, the assets and liabilities of these subsidiaries are translated at the year-end exchange rates. In October 2003, the United States subsidiary changed from a self-sustaining to an integrated subsidiary due to negative cash flows requiring ongoing funding. As a result, the assets and liabilities of this subsidiary are translated at the current exchange rate from the time it became an integrated subsidiary. Revenue and expenses are translated at the average monthly exchange rates.

Employee share plan

The Company has an employee share plan. The value of shares granted under the plan is recognized in income over the vesting period of the shares *(note 4)*.

Employee benefit plans

Certain employees of Cunningham Lindsey United Kingdom participate in a defined benefit plan. The cost of pension benefits earned by these employees is actuarially determined using the projected benefit method pro-rated on services and is charged to expense as services are rendered. This cost reflects management's best estimate of the pension plan's expected investment yields, salary escalations, mortality of members, terminations and the ages at which members will retire. For the purpose of calculating the expected return on plan assets, those assets are valued at fair values. Adjustments arising from plan amendments are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups. The difference between the pension expense and the funding payments is recorded in the consolidated balance sheets under other assets or other liabilities, as applicable.

(in $000s except as otherwise indicated)

Actuarial gains and losses arise from the difference between the actual and expected long-term rate of return on plan assets for the period or from changes in actuarial assumptions used to determine the accrued benefit obligations. The excess of the net accumulated actuarial gain or loss over 10% of the greater of the benefit obligations and the fair value of plan assets is amortized over the estimated average remaining service lives of active employees. The estimated average remaining service lives of active employees covered by the pension plan is 9 years (2004: 10 years).

Employees in certain other subsidiaries may participate in defined contribution plans and the current service costs are expensed in the period in which they are incurred.

Comparative consolidated financial statements

Certain comparative amounts for 2004 have been reclassified to conform with this year's presentation.

2. ACCOUNTS RECEIVABLE

Accounts receivable, net of allowance, consist of the following:

	2005	2004
Trade	**67,827**	69,751
Other *(note 15)*	**11,084**	10,766
	78,911	80,517

The fair value of accounts receivable approximates its carrying value.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2005 and 2004

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2005	2004
Cost		
Buildings and leasehold improvements	**9,155**	9,214
Automobiles	**2,412**	2,831
Furniture and fixtures	**34,043**	35,963
Computer equipment	**37,683**	41,504
	83,293	89,512
Accumulated depreciation		
Buildings and leasehold improvements	**5,569**	5,352
Automobiles	**1,326**	1,698
Furniture and fixtures	**29,207**	30,215
Computer equipment	**34,164**	36,272
	70,266	73,537
Net book value		
Buildings and leasehold improvements	**3,586**	3,862
Automobiles	**1,086**	1,133
Furniture and fixtures	**4,836**	5,748
Computer equipment	**3,519**	5,232
	13,027	15,975

4. OTHER ASSETS

Other assets consist of the following:

	2005	2004
Cash surrender value of life insurance policies *(note 8)*	**2,266**	2,241
Accrued pension benefit asset *(note 8)*	**3,608**	918
Debenture and other loans issue discount and expenses	**856**	1,487
Investment in preferred shares	**98**	1,042
Investment in affiliates	**624**	1,325
Other	**230**	1,130
	7,682	8,143

(in $000s except as otherwise indicated)

Debenture and other loans issue discount and expenses relate to the issuance of $125.0 million 7% unsecured Series "B" debentures due June 16, 2008 *(note 7)* and $72.8 million other loans *(note 6)* and are being amortized to income over their respective terms.

The investment in preferred shares represents an investment in affiliated companies established to hold subordinate voting shares of the Company for the purpose of the employee share plan. At December 31, 2005, the affiliated companies held 470,283 subordinate voting shares of the Company. At December 31, 2005, commitments under the plan consisted of 537,500 subordinate voting shares with 172,500 shares vested and 350,000 and 15,000 shares vesting in 2006 and 2007, respectively. Options under the employee share plan expire on December 16, 2011. In 2005, $0.9 million (2004 – $1.0 million) of the investment in preferred shares was amortized and charged to selling, general and administration expenses and represents stock based compensation.

5. BANK INDEBTEDNESS

As at December 31, 2005, the Company and its subsidiaries had demand lines of credit in the United Kingdom (£6.5 million) and Europe (€4.4 million) totaling $19.0 million (2004 – $22.3 million). Committed facilities in Canada totaling $26.3 million that were available until October 31, 2004 were repaid in full and cancelled on July 12, 2004 *(note 6)*. Bank indebtedness as at December 31, 2005 was $1.9 million (2004 – $1.9 million) consisting of drawn lines, net of cash.

The bank indebtedness bears floating rates of interest based on base rate plus 1.1% in the United Kingdom and base rate plus 1.75% in Europe. As at December 31, 2005, the interest rates were: the United Kingdom 5.6% (2004 – 5.9%) and Europe 3.9% (2004 – 3.9%). The fair value of the bank indebtedness approximates its carrying value.

6. OTHER LOANS

On July 12, 2004, a subsidiary of the Company borrowed $105.0 million under an unsecured non-revolving term facility from a Lender. The loan was for an initial term to March 31, 2005. The Company extended the facility for two successive six-month periods to March 31, 2006 and has paid the associated commitment fee. Proceeds of the loan were principally used to repay short-term debt, including debt owing under promissory notes, committed credit facilities *(note 5)*, and to the parent company *(note 15)*.

The per annum interest rate on the facility is the Canadian prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. The borrowing subsidiary paid a commitment fee of $1.0 million in respect of the loan and, for each six-month extension utilized, a commitment fee of 1% of the amount of the loan being extended was paid. The Company and several of the Company's subsidiaries have guaranteed the loan. The fair value of other loans approximates its carrying value.

On August 30, 2005, the Company completed its rights offering *(note 10)* for net proceeds, after offering expenses, of $32.2 million, which were used to partially repay the facility from the Lender.

(in $000s except as otherwise indicated)
December 31, 2005 and 2004

7. LONG-TERM DEBT

Long-term debt consists of the following:

	2005	2004
$125,000 7% unsecured Series "B" debentures due June 16, 2008 with interest payable semi-annually on June 16 and December 16	**125,000**	125,000
Other	**1,069**	1,123
	126,069	126,123
Less current portion	**746**	251
	125,323	125,872

Future principal repayments on long-term debt are scheduled as follows:

2006	**746**
2007	**170**
2008	**125,112**
2009	**32**
2010	**9**
2011	**–**
	126,069

Interest on long-term debt was $8,796 (2004 – $8,837).

The fair value of the $125,000 7% unsecured Series "B" debentures at December 31, 2005 was approximately $115,000 (2004 – $108,750). The Company entered into a loan agreement for the Series "B" debentures that imposes certain restrictions on the Company.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2005 and 2004

8. EMPLOYEE FUTURE BENEFITS

Subsidiaries of the Company have defined benefit and defined contribution plans providing pension and other retirement benefits.

The total expense for defined contribution plans was $6,561 (2004 – $6,669).

Total cash payments for employee future benefits for 2005, consisting of cash contributed by the Company to its funded pension plans, cash contributed to its defined contribution plans, and cash contributed to its funded United States retirement plan, were $15,309 (2004 – $13,559).

Cunningham Lindsey U.S. Inc. maintains a retirement plan for certain current and former executives providing payments for 15 years upon the employees' retirement or death. Vesting occurs on the earlier of normal retirement or death while employed by the subsidiary company. The consolidated balance sheet liability of $2,300 (2004 – $2,902) (2005 – U.S.$1,969; 2004 – U.S.$2,422) represents the ratable portion of the ultimate payments under these arrangements considered earned to date. Of this amount, approximately $1,808 (2004 – $2,430) (2005 – U.S.$1,548; 2004 – U.S.$2,028) is considered vested. The death benefit is funded with life insurance policies. The face value of these policies approximates $11,761 (2004 – $12,063) (2005 – U.S.$10,068; 2004 – U.S.$10,068). The cash surrender value of these policies is included in other assets *(note 4)*.

Cunningham Lindsey United Kingdom operates a defined benefit pension plan on behalf of certain of its employees. The benefits payable are based on years of service and final pensionable salary. Pension benefits will increase annually by inflation subject to a maximum of 5% per annum until April 4, 2005, and 2.5% in respect of service from April 5, 2005. The assets of the plan are held in a separate trustee administered fund. This plan is closed to new members.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plan for funding purposes was as of April 1, 2003, and the next required valuation will be as of April 1, 2006.

Information about this plan is as follows:

	2005	2004
Plan assets		
Fair value at beginning of year	**223,937**	201,562
Actual return on plan assets	**32,995**	20,135
Employer's contributions	**7,808**	6,026
Employees' contributions	**1,555**	1,783
Benefits paid	**(3,681)**	(4,410)
Exchange loss	**(32,279)**	(1,984)
Payments from contributions agency	**642**	825
Fair value at end of year	**230,977**	223,937

(in $000s except as otherwise indicated)

December 31, 2005 and 2004

	2005	2004
Accrued benefit obligations		
Balance at beginning of year	**246,169**	213,651
Current service cost	**6,388**	7,680
Interest cost	**12,947**	13,039
Benefits paid	**(3,681)**	(4,410)
Actuarial loss	**32,029**	18,631
Exchange gain	**(35,889)**	(2,422)
Balance at end of year	**257,963**	246,169

	2005	2004
Funded status		
Accrued benefit obligations	**(257,963)**	(246,169)
Fair value plan assets	**230,977**	223,937
Plan deficit	**(26,986)**	(22,232)
Unamortized net actuarial loss	**33,514**	26,872
Unamortized transitional asset	**(2,920)**	(3,722)
Accrued benefit asset	**3,608**	918

The accrued benefit asset is included in the Company's balance sheet under other assets *(note 4)*.

Plan assets consist of:

	2005	2004
Asset category		
Equities	**31%**	30%
Government and corporate bonds	**57%**	60%
Other	**12%**	10%
	100%	100%

(in $000s except as otherwise indicated)
December 31, 2005 and 2004

The significant actuarial assumptions adopted in measuring the accrued benefit obligations are as follows (weighted average assumptions as at December 31):

	2005	2004
Discount rate	**4.9%**	5.4%
Rate of compensation increase	**4.0%**	3.9%

The significant assumptions adopted in measuring the net benefit plan expense for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Discount rate	**5.4%**	5.8%
Expected long-term rate of return on plan assets	**5.7%**	6.4%
Rate of compensation increase	**3.9%**	4.0%

The net benefit plan expense (income) is as follows:

	2005	2004
Current service cost net of employees' contributions and payments from contributions agency	**4,191**	5,072
Interest cost	**12,947**	13,039
Actual return on plan assets	**(32,995)**	(20,135)
Actuarial losses on accrued benefit obligations	**32,029**	18,631
Adjustments to recognize the long-term nature of employee future benefit costs:		
Difference between expected and actual return on plan assets for year	**20,718**	8,107
Difference between actuarial loss recognized for year and actual actuarial loss on accrued benefit obligations for year	**(31,813)**	(18,631)
Amortization of transitional asset	**(357)**	(386)
Net benefit plan expense	**4,720**	5,697

(in $000s except as otherwise indicated)

9. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets. The amount of these funds totaled $28,747 at December 31, 2005 (2004 – $13,303).

The Company leases premises, automobiles and equipment under various operating leases. Future minimum annual lease payments are as follows:

2006	28,836
2007	24,975
2008	17,869
2009	11,965
2010	7,735
Thereafter	23,438
	114,818

10. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

	2005	2004
Share capital	**169,763**	137,518
Contributed surplus	**1,300**	1,300
Employee share purchase loans	**(2,588)**	(2,610)
Currency translation adjustment	**(40,739)**	(8,946)
Deficit	**(50,381)**	(59,107)
	77,355	68,155

The currency translation adjustment account represents unrealized losses on the translation of the assets and liabilities of the Company's self-sustaining foreign operations. The strengthening of the Canadian dollar relative to the United Kingdom pound has principally given rise to the change in 2005.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)
December 31, 2005 and 2004

At December 31, 2005, the Company has loans of $2,588 (2004 – $2,610) to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of the loans are due on demand and bear no interest. As collateral, the employees have pledged 292,100 (2004 – 292,100) subordinate voting shares that had a market value at December 31, 2005 of $724 (2004 – $657). The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

The share capital of the Company consists of the following:

	2005	2004
Authorized		
Unlimited preferred shares		
2,172,829 multiple voting shares, carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis		
Unlimited subordinate voting shares		
Issued		
2,172,829 multiple voting shares	**1,214**	1,214
19,919,968 (2004 – 12,128,256) subordinate voting shares	**168,549**	136,304
	169,763	137,518

On August 30, 2005, the Company completed a rights offering, under which it issued a total of 7,791,712 subordinate voting shares at $4.25 per share for net proceeds, after offering expenses, of $32.2 million. The net proceeds were used to partially repay the $105.0 million of borrowings by a subsidiary of the Company under an unsecured non-revolving term credit facility *(note 6)*.

If the weighted average trading price per share of the subordinate voting shares is less than $3.86 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of 30 consecutive trading days during the three month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)
December 31, 2005 and 2004

11. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

2005	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	52,885	62,017	198,241	64,121	54,912	–	432,176
Operating earnings (loss) [1]	949	2,740	21,572	(43)	12,382	(7,151)	30,449
Interest income (expense)	63	(360)	(261)	(330)	(121)	(18,143)	(19,152)
Gain on disposal	–	–	–	2,944 [2]	–	–	2,944
Income tax recovery (expense)	(427)	–	(6,372)	(251)	(3,061)	6,948 [3]	(3,163)
Net earnings (loss) from continuing operations	585	2,380	14,939	2,320	9,200	(18,346)	11,078
Net loss from discontinued operations *(note 13)*	–	(2,352)	–	–	–	–	(2,352)
Net earnings (loss)	585	28	14,939	2,320	9,200	(18,346)	8,726
Depreciation expense	348	320	2,885	865	720	9	5,147
Property and equipment additions	177	177	1,623	566	1,162	–	3,705
Goodwill additions	–	–	–	719	1,007	–	1,726
Goodwill	7,534	15,284	156,247	20,172	5,877	–	205,114
Identifiable assets	26,414	37,088	221,220	37,533	43,212	12,088	377,555

The United Kingdom operation has one customer whose revenues represented 15.1% and 13.6% of the Company's consolidated revenues for the years ended December 31, 2005 and 2004, respectively.

(in $000s except as otherwise indicated)

December 31, 2005 and 2004

	2004						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	51,067	55,416	196,393	72,215	48,800	—	423,891
Operating earnings (loss) [1]	2,491	(147)	15,754	5,018	9,018	(8,094)	24,040
Interest income (expense)	32	(395)	(32)	(388)	(379)	(16,226)	(17,388)
Income tax recovery (expense)	(974)	106	(4,513)	(1,699)	(2,567)	4,511 [3]	(5,136)
Net earnings (loss) from continuing operations	1,549	(436)	11,209	2,931	6,072	(19,809)	1,516
Net loss from discontinued operations *(note 13)*	—	(22,281)	—	—	—	—	(22,281)
Net earnings (loss)	1,549	(22,717)	11,209	2,931	6,072	(19,809)	(20,765)
Depreciation expense	402	412	3,063	912	851	6	5,646
Property and equipment additions	411	165	3,301	1,042	1,104	1	6,024
Goodwill additions	—	—	—	1,968	(159)	—	1,809
Goodwill	7,534	15,284	178,865	23,304	5,507	—	230,494
Identifiable assets	26,360	35,859	253,829	44,087	42,855	25,265	428,255

(1) Operating earnings (loss) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

(2) The gain on disposal was not taxable.

(3) The Corporate tax recovery is net of a valuation allowance against tax losses.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)

December 31, 2005 and 2004

12. INCOME TAXES

The components of income tax expense, excluding taxes relating to discontinued operations, reported in the consolidated statements of earnings (loss) are as follows:

	2005	2004
Current income taxes	**2,616**	4,965
Future income taxes	**547**	171
	3,163	5,136

A reconciliation of the provision for income taxes calculated at statutory rates is summarized in the following table:

	2005	2004
Recovery of income taxes at statutory tax rate	**4,544**	2,517
Permanent differences	**396**	(4,989)
Effect of tax losses not recorded	**3,676**	5,884
Increase in valuation allowance	**1,064**	2,825
Income earned outside Canada	**(2,994)**	1,633
Other	**(3,523)**	(2,734)
Provision for income taxes	**3,163**	5,136

Significant components of the Company's future tax assets and liabilities are as follows:

	2005	2004
Future income tax assets		
Property and equipment	**1,874**	1,093
Tax losses available for carry forward	**50,303**	47,794
Employee future benefits	**1,052**	2,568
Discounted operations liabilities	**1,387**	3,281
Deferred revenue	**19**	15
Other	**4,400**	1,710
	59,035	56,461
Valuation allowance	**(56,987)**	(53,736)
	2,048	2,725

	2005	2004
Future income tax liabilities		
Reserve for claims in process	**—**	763
Other	**2,735**	2,170
	2,735	2,933

(in $000s except as otherwise indicated)

Included in the tax losses available for carry forward are $58.2 million relating to losses from the United States operations which expire from 2020 to 2025, trading losses of $5.1 million relating to the United Kingdom operations which may be carried forward indefinitely, and $61.6 million of non-capital losses in Canada which expire between 2006 and 2015. In Canada and the United Kingdom, the Company also has capital losses available for carry forward of $14.7 million that may be carried forward indefinitely.

13. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of certain assets and liabilities comprising its United States third party claims administration business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI"), to Broadspire Services Inc. ("Broadspire"). Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for a payment of $29.2 million (U.S.$22.0 million).

In addition to the $29.2 million (U.S.$22.0 million) payment noted above, Broadspire acquired non-cash working capital assets and fixed assets of $9.8 million (U.S.$7.4 million) and assumed liabilities of $34.2 million (U.S.$25.8 million) resulting in a net loss on disposal to the Company of $4.8 million (U.S.$3.6 million). The assumed liabilities consist primarily of deferred revenue, deferred service obligations, liabilities under money-losing contracts and accounts payable.

Additional information related to the discontinued operations is as follows:

	2005	2004
Revenue	—	14,984
Loss before income taxes prior to disposal date	—	(3,843)
Income tax (recovery) expense	—	(255)
Net loss from discontinued operations prior to disposal date	—	(3,588)
Net loss on disposal	**(3,394)**	(24,625)
Reimbursement for costs *(note 15)*	**1,042**	5,932
	(2,352)	(22,281)

The assets and liabilities related to the discontinued operations are as follows:

	2005	2004
Current assets	**3,034**	2,013
Other assets	**222**	1,287
Current liabilities	**(1,799)**	(1,530)
Other liabilities	**(3,557)**	(7,684)

The $3.4 million net loss on disposal in 2005 consists of: $2.5 million (U.S.$2.0 million) provision for expected future errors and omissions, other legal costs and insurance premiums; $0.3 million (U.S.$0.2 million) for other run-off costs; and $0.6 million (U.S.$0.5 million) provision for excess office space lease payments.

(in $000s except as otherwise indicated)

The $24.6 million net loss on disposal in 2004 consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and, $3.0 million (U.S.$2.3 million) for other run-off costs.

The net loss on disposal of the United States third party claims administration business requires management estimates that are subject to measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums, and the estimation of excess office lease payments, net of anticipated sublet recoveries.

Included in other liabilities is a $1.0 million (U.S.$0.8 million) provision for expected future errors and omissions costs and insurance premiums related to the United States third party claims administration disposal. In determining the provision required for future errors and omissions costs related to the disposal, a review is made of actual costs compared to estimated costs, and current estimates of potential future liabilities. The Company has a provision of $2.6 million (U.S.$2.2 million) for excess office space lease payments related to the disposal. The excess space provision is calculated using a potential gross liability estimate of $6.3 million (U.S.$5.4 million), reduced for current contracted sub-leases of $3.7 million (U.S.$3.2 million).

Given that the significant estimates noted above are based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the provisions recognized.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company will reimburse the Company for certain costs associated with the disposal of the United States third party claims administration business. Reimbursement for costs represents these amounts *(note 15)*.

14. ACQUISITIONS AND DISPOSALS

On March 31, 2005, a subsidiary of the Company disposed of Cunningham Lindsey TES BV ("TES") for net proceeds of $4.1 million (€2.6 million) resulting in a gain of $2.9 million (€1.8 million) that was not taxable. The results of TES have been excluded from the financial statements of the Company since the effective disposal date of March 1, 2005. Prior period operating results have not been accounted for as discontinued operations.

On April 1, 2005, the Company acquired the net assets of Axis U.S.A., a specialty adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. As part of the transaction, the Company added 17 employees and 2 offices to Cunningham Lindsey International Limited's operations. The purchase price comprises consideration of U.S.$1.7 million plus other contingent consideration.

(in $000s except as otherwise indicated)

The following table summarizes the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Purchase price	**2,216**
Assets acquired:	
Accounts receivable	785
Property and equipment	30
Claims in process	657
Goodwill	986
Total assets acquired	**2,458**
Liabilities assumed:	
Accounts payable and accrued liabilities	242
Total liabilities assumed	**242**
Net assets acquired	**2,216**

15. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations. Pursuant to this commitment, in 2003 and 2004, the Company and its United States subsidiary borrowed certain amounts by way of short-term promissory notes. On March 31, 2004 and July 12, 2004 the Company fully repaid borrowings from its parent company of $59.7 million and $10.8 million, respectively, at those times *(note 6)*. Interest expensed and paid on borrowings from the parent company during 2005 was $nil (2004 – $0.6 million).

The parent company owns greater than 75% of the total number of all shares outstanding in the Company, that allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. In 2005 and 2004, the Company made tax installment payments totaling $4.1 million (£1.9 million) and $3.3 million (£1.4 million) respectively, to its parent company. In January 2006, the Company received a refund of $1.1 million (£0.5 million) in respect of tax installments overpaid relating to 2005 and 2004. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. During 2005, the Company paid $0.3 million (2004 – $0.3 million) to its parent company in respect of management fees under that service agreement. Under that agreement, the parent company has agreed to reimburse the Company for $1.0 million (2004 – $5.9 million) of costs related to the disposal of the United States third party claims administration business *(note 13)*. As at December 31, 2005, $2.8 million is included within other accounts receivable in respect of amounts due from the parent company for reimbursement of costs.

(in $000s except as otherwise indicated)
December 31, 2005 and 2004

Revenue earned primarily from claims adjusting and claims management services rendered to companies under the parent company's control in the normal course of business in 2005 was $7.9 million (2004 – $6.4 million). Costs incurred for information and technology services provided by companies under the parent company's control in the normal course of business in 2005 were $0.7 million (2004 – $1.3 million). Costs incurred for taxation services provided by companies under the parent company's control in the normal course of business in 2005 were $0.1 million (2004 – $nil). Amounts charged to companies under the parent company's control for information and technology services provided and for rent, in the normal course of business, were $0.3 million (2004 – $0.6 million) and $0.2 million (2004 – $0.3 million), respectively.

In 2005, the Company paid $1.2 million (U.S.$1.0 million) (2004 – $1.6 million; U.S.$1.3 million) to its parent company for participation in an insurance program arranged by the parent company with third party carriers for additional blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage, and for excess fiduciary and bond coverage, for claims made in the period June 1, 2005 to May 31, 2006.

The Company and its parent company have agreed to reimburse a customer of the discontinued third party claims administration business of the Company's United States subsidiary for the reasonable costs and expenses incurred including in some instances, costs of a new third party administrator, to transfer files if certain specified events occurred. These events included the disposal of the third party claims administration business *(note 13)*. To ensure proper transition of files and customers to Broadspire during 2004, the agreement with the customer has been extended to apply if the customer requests that files be transferred from Broadspire. The Company and its parent company have also agreed to indemnify the customer for stolen or lost fiduciary monies. The Company has indemnified its parent company for its obligations under these arrangements.

Directors and Officers

DIRECTORS OF THE COMPANY

Jan Christiansen
President and Chief Executive Officer of the Company

James F. Dowd
Director of the Company and Chairman of the Board
President and Chief Executive Officer, Fairfax Inc.

Anthony F. Griffiths
Director of the Company
Corporate Director and Independent Consultant

Robbert Hartog
Director of the Company
President, Robhar Investments Ltd.

Michael R.F. Langdon
Director of the Company
Chairman, Rutland Partners LLP

Paul Murray
Director of the Company
President, Pinesmoke Investments Ltd.

Eric P. Salsberg
Director of the Company
Vice President, Corporate Affairs,
Fairfax Financial Holdings Limited

Christopher H. Sporborg
Director of the Company
Chairman, Countrywide plc
Chairman, Chesnara plc

V. Prem Watsa
Director of the Company
Chairman and Chief Executive Officer,
Fairfax Financial Holdings Limited

OFFICERS OF THE COMPANY

Jan Christiansen
President and Chief Executive Officer

Peter K. Fritze
Senior Vice President, Corporate Affairs
and Corporate Secretary

Stephen Cottrell
Vice President and Chief Financial Officer

Shareholder Information

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at December 31, 2005 there were 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting share is less than $3.86 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of 30 consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM.SV".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
PO Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

AnswerLine™:	416 643 5500 or 1 800 387 0825
Fax:	416 643 5501
Website:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the annual or interim reports or other public information of the Company may contact the Corporate Secretary at 416 596 8020.

ANNUAL MEETING

The annual meeting of shareholders of the Company will be held at 10:30 am, April 13, 2006, in Room A, 4th Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario.

LEGAL COUNSEL

The Company's legal counsel is Torys LLP.

AUDITORS

The Company's auditors are PricewaterhouseCoopers LLP.

TRADING OF STOCK

The following table sets out information regarding the subordinate voting shares of the Company traded on The Toronto Stock Exchange for 2005 and the preceding four years.

	High ($)	Low ($)	Close ($)	Volume
2001	9.00	5.00	7.00	455,847
2002	9.50	6.00	7.90	392,115
2003	7.90	2.80	3.10	40,130
2004	3.75	2.00	2.25	26,596
2005	7.35	2.25	3.26	55,525

Corporate and Subsidiary Headquarters

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020
Fax: 416 596 6510
E-mail: corpservices@cl-na.com
Website: www.lindseymordengroupinc.com

SUBSIDIARY HEADQUARTERS

Cunningham Lindsey Canada Limited
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020
Fax: 416 596 6510
E-mail: corpservices@cl-na.com
Website: www.cunninghamlindseycanada.com

Cunningham Lindsey U.S. Inc.
P.O. Box 703689
Dallas, Texas, United States
75370-3689
Tel: 214 488 5139
Fax: 214 488 6749
E-mail: info@cl-na.com
Website: www.cunninghamlindseyus.com

Cunningham Lindsey United Kingdom
Apex Plaza
Forbury Road
Reading
Berkshire RG1 1AX
United Kingdom
Tel: 44 118 960 7100
Fax: 44 118 950 5424
E-mail: info@uk.cunninghamlindsey.com
Website: www.cunninghamlindsey.co.uk

Cunningham Lindsey Europe BV
Amstel 93
1018 EK Amsterdam
The Netherlands
Tel: 31 20 626 4535
Fax: 31 20 638 6396
E-mail: info@cl-eu.com
Website: www.cunninghamlindseyeurope.com

Cunningham Lindsey International Limited
International House
1 St. Katharine's Way
London E1W 1UU
United Kingdom
Tel: 44 20 7816 1800
Fax: 44 20 7816 1816
E-mail: info@cl-int.com
Website: www.cunninghamlindseyinternational.com

Vale National Training Center, Inc.
2424 East Randol Mill Road
Arlington, Texas, United States 76011
Tel: 817 633 4800
Fax: 817 633 2922
E-mail: AdminVC@valenational.com
Website: www.valenational.com

ENVIRONMENTAL SOLUTIONS™ Remediation Services
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020
Fax: 416 596 6510
E-mail: info@esrs.info
Website: www.esrs.info

LINDSEY MORDEN GROUP INC.

Corporate Office

70 University Avenue, Suite 1200, Toronto, Ontario, Canada M5J 2M4

Tel: 416-596-8020 Fax: 416-596-6510

Website: www.lindseymordengroupinc.com

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: LINDSEY MORDEN GROUP INC.

Financial Year Ending, used in calculating the participation fee: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		22,092,979	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$3.90	
Market value of class or series	=	86,161,908	
			86,191,908 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):FMV of debentures per audited financial statements **[Provide details of how determination was made.]**			115,000,000 (B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares)		**(A) + (B) =**	201,161,908
Total fee payable in accordance with Appendix A of the Rule			15,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ____________

2. **Class 2 Reporting Issuers (Other Canadian Issuers)**

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____________

Contributed surplus ____________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____________

Long term debt (including the current portion) ____________

Capital leases (including the current portion) ____________

Minority or non-controlling interest ____________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ____________

Any other item forming part of shareholders' equity and not set out specifically above ____________

Total Capitalization ____________

Total Fee payable pursuant to Appendix A of the Rule ____________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ____________

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ____________

3. **Class 3 Reporting Issuers (Foreign Issuers)**

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ____________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year X ____________

Percentage of the class registered in the name of an Ontario person X ____________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ____________

Capitalization (add market value of all classes and series of securities) ____________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____________

Contributed surplus ____________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____________

Long term debt (including the current portion) ____________

Capital leases (including the current portion) ____________

Minority or non-controlling interest ____________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ____________

Any other item forming part of shareholders' equity and not set out specifically above ____________

Percentage of the outstanding equity securities registered in the name of an Ontario person ____________

Capitalization ____________

Total Fee payable pursuant to Appendix A of the Rule ____________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ____________

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ____________

Notes and Instructions

1. This participation fee is payable by all reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manager does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posted for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.